SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 9)*

NATIONAL PATENT DEVELOPMENT CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

3763951098

(CUSIP Number)

Harvey P. Eisen

c/o Bedford Oak Advisors, LLC

100 South Bedford Rd.

Mt. Kisco, NY 10549

(914) 242-5701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York  10019-6099

(212) 728-8000

June 18, 2012

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 3763951098		Page 2 of 9 pages

1	Names of Reporting Person Bedford Oak Capital, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,150,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,150,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,150,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 12.2%

14	Type of Reporting Person* PN

SCHEDULE 13D/A

CUSIP No. 3763951098		Page 3 of 9 pages

1	Names of Reporting Person Bedford Oak Acorn, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO (See Item 3)

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,897,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,897,000

11	Aggregate Amount Beneficially Owned by Each Person 1,897,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 10.8%

14	Type of Reporting Person* PN

SCHEDULE 13D/A

CUSIP No. 3763951098		Page 4 of 9 pages

1	Names of Reporting Person Bedford Oak Offshore, Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO (See Item 3)

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,300,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,300,000

11	Aggregate Amount Beneficially Owned by Each Person 1,300,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 7.4%

14	Type of Reporting Person* CO

SCHEDULE 13D/A

CUSIP No. 3763951098		Page 5 of 9 pages

1	Names of Reporting Person Bedford Oak Advisors, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO (See Item 3)

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,347,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,347,000

11	Aggregate Amount Beneficially Owned by Each Person 5,347,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 30.4%

14	Type of Reporting Person* IA

SCHEDULE 13D/A

CUSIP No. 3763951098		Page 6 of 9 pages

1	Names of Reporting Person Harvey P. Eisen

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* AF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,087,697

	8	Shared Voting Power 5,347,000

	9	Sole Dispositive Power 3,087,697

	10	Shared Dispositive Power 5,347,000

11	Aggregate Amount Beneficially Owned by Each Person 8,434,697

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 41.6%

14	Type of Reporting Person* IN

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act, as amended (the “Exchange Act”), this Schedule 13D/A (this “Amendment No. 9”) amends and supplements the Schedule 13D filed on August 28, 2007 (the “Original Schedule 13D”) as amended by Amendment No. 1 thereto filed on October 3, 2007, amendment No. 2 thereto filed on December 31, 2007, amendment No. 3 thereto filed on October 7, 2008, amendment No. 4 thereto filed on June 3, 2010, amendment No. 5 thereto filed on September 20, 2010, amendment No. 6 thereto filed on January 3, 2012,  amendment No. 7 thereto filed on January 6, 2012 and amendment No. 8 thereto filed on June 20, 2012 (as so amended, the “Schedule 13D”).  This Amendment No. 9 is being filed jointly by (i) Bedford Oak Capital, L.P., a Delaware limited partnership (“Capital”); (ii) Bedford Oak Acorn, L.P., a Delaware limited partnership (“Acorn”); (iii) Bedford Oak Offshore, Ltd., a Cayman Islands company (“Offshore”); (iv) Bedford Oak Advisors, LLC, a Delaware limited liability company (the “Advisor”); and (v) Mr. Harvey P. Eisen (“Mr. Eisen” and, together with Capital, Acorn, Offshore and the Advisor, the “Reporting Persons”) and relates to the common stock, par value $0.01 per share (the “Common Stock”), of National Patent Development Corporation (the “Company”).  Capitalized terms used, but not defined, in this Amendment No. 9 have the meanings ascribed to them elsewhere in the Schedule 13D.

This Amendment No. 9 is being filed solely to include as Exhibit 99.1 the Side Letter that was inadvertently omitted from Amendment No. 8.

7

Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1 Side Letter dated June 18, 2012 by the Reporting Persons in favor of Mr. Donovan.

8

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2012	BEDFORD OAK CAPITAL, L.P.

By: Bedford Oak Management, LLC

	By:	/s/ Harvey P. Eisen
	Name:	Harvey P. Eisen
	Title:	Managing Member

Dated: June 21, 2012	BEDFORD OAK ACORN, L.P.

By: Bedford Oak Management, LLC

	By:	/s/ Harvey P. Eisen
	Name:	Harvey P. Eisen
	Title:	Managing Member

Dated: June 21, 2012	BEDFORD OAK ADVISORS, LLC

	By:	/s/ Harvey P. Eisen
	Name:	Harvey P. Eisen
	Title:	Managing Member

Dated: June 21, 2012	BEDFORD OAK OFFSHORE, LTD.

	By:	/s/ Sarah Kelly
	Name:	Sarah Kelly
	Title:	Director

Dated: June 21, 2012	HARVEY P. EISEN

	By:	/s/ Harvey P. Eisen